UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CANCER GENETICS, INC.
(Name of Issuer)
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
13739U104
(CUSIP Number)
with copy to:
Mr. John Pappajohn c/o Equity Dynamics Inc. 666 Walnut Street, Suite 2116 Des Moines, IA 50309 (515) 244-2346	Alan Wovsaniker Lowenstein Sandler LLP 65 Livingston Avenue Roseland, New Jersey 07068 (973) 597-2564
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13739U104
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
John Pappajohn
2. Check the Appropriate Box if a Member of a Group (See Instructions):	(a)	Not
	(b)	Applicable
3. SEC Use Only
4. Source of Funds (See Instructions): PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable
6. Citizenship or Place of Organization: United States of America

Number of	7. Sole Voting Power:	*
Shares Beneficially	8. Shared Voting Power:	*
Owned by
Each Reporting	9. Sole Dispositive Power:	*
Person With	10. Shared Dispositive Power:	*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: *

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): *

14. Type of Reporting Person (See Instructions): IN

*Based upon information contained in the Quarterly Report on Form 10-Q of Cancer Genetics, Inc., a Delaware corporation (the “Company”) for the fiscal quarter ended March 31, 2014 filed with the Securities and Exchange Commission (“SEC”) on May 15, 2014, there were 9,282,993 shares of the common stock, par value $0.0001 per share (the “Common Shares”), of the Company outstanding as of May 1, 2014. As of the filing date of this Schedule 13D, John Pappajohn held 1,138,232 Common Shares and his spouse, Mary Pappajohn, held 200,000 Common Shares. In addition, as of the filing date of this Schedule 13D, Mr. Pappajohn held warrants to purchase an aggregate of 1,066,013 Common Shares and options to purchase an aggregate of 15,000 Common Shares. John Pappajohn possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by him and his spouse. As a result of the foregoing, as of the filing date of this Schedule 13D, John Pappajohn may be deemed to beneficially own 2,419,245 Common Shares, or 23.3% of the Common Shares deemed issued and outstanding. Mr. Pappajohn’s beneficial ownership, as stated in the foregoing sentence, excludes an aggregate of 110,000 Common Shares underlying options, each of which are not exercisable on or before the 60 days following the filing date of this Schedule 13D Amendment No. 1.

This Schedule 13D Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D (the “Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “SEC”) by John Pappajohn on April 22, 2013. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

The person filing this statement is John Pappajohn, whose business address is c/o Equity Dynamics Inc., 666 Walnut Street, Suite 2116, Des Moines, Iowa, 50309. Mr. Pappajohn is the President and sole owner of Pappajohn Capital Resources, a venture capital firm, and President and sole owner of Equity Dynamics, Inc., a financial consulting firm, both located in Des Moines, Iowa. Mr. Pappajohn has served as the Chairman of the Company’s board of directors since January 6, 2014.

Mr. Pappajohn has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Pappajohn is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following paragraphs to the end thereof:

50,000 of the Common Shares held by John Pappajohn were purchased in open-market transactions between May 19, 2014 and May 21, 2014 at a prices ranging from $9.83 to $10.70 per Common Share, for an aggregate purchase price of approximately $515,300.

25,000 of the Common Shares held by John Pappajohn were granted to Mr. Pappajohn on May 22, 2014 as compensation for serving as the Chairman of the Company’s board of directors.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

Based upon information contained in the Quarterly Report on Form 10-Q of the Company for the fiscal quarter ended March 31, 2014 filed with the SEC on May 15, 2014, there were 9,282,993 Common Shares of the Company outstanding as of May 1, 2014. As of the filing date of this Schedule 13D, John Pappajohn held 1,138,232 Common Shares and his spouse, Mary Pappajohn, held 200,000 Common Shares. In addition, as of the filing date of this Schedule 13D, Mr. Pappajohn held warrants to purchase an aggregate of 1,066,013 Common Shares and options to purchase an aggregate of 15,000 Common Shares. John Pappajohn possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by him and his spouse. As a result of the foregoing, as of the filing date of this Schedule 13D, John Pappajohn may be deemed to beneficially own 2,419,245 Common Shares, or 23.3% of the Common Shares deemed issued and outstanding. Mr. Pappajohn’s beneficial ownership, as stated in the foregoing sentence, excludes an aggregate of 110,000 Common Shares underlying options, each of which are not exercisable on or before the 60 days following the filing date of this Schedule 13D Amendment No. 1.

The following table details the transactions in Common Shares, or securities convertible into, exercisable for or exchangeable for Common Shares, by Mr. Pappajohn or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction) during the sixty days prior to the filing date of this Schedule 13D Amendment No. 1:

	(Purchases)

Date	Quantity	Weighted Average Price

May 19, 2014	15,000	$10.10
May 20, 2014	30,000	$10.35
May 21, 2014	5,000	$10.66

	(Sales)

	NONE

In addition to the foregoing, Mr. Pappajohn was granted 25,000 Common Shares on May 22, 2014 as consideration for services he provided to the Company.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 29, 2014

/s/ John Pappajohn
John Pappajohn

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).